UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 6, 2020

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated May 6, 2020.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: May 6, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary

ALTERA INFRASTRUCTURE REPORTS
FIRST QUARTER 2020 RESULTS

•Revenues of $312.4 million and a net loss of $253.8 million, or $0.61 per common unit, in the first quarter of 2020
•Adjusted net income attributable to the partners and preferred unitholders(1) of $9.5 million (excluding items listed in Appendix B to this release)
•Adjusted EBITDA(1) of $153.8 million in the first quarter of 2020
•Net loss of $253.8 million was impacted primarily by an impairment charge of $156.3 million relating to two FPSO units, one shuttle tanker and two towage vessels, and an $83.8 million unrealized fair value loss on derivative instruments, mainly relating to a decrease in interest rate levels.
•In March 2020, entered into a contract amendment for the Petrojarl Knarr FPSO unit and an operations contract for the Petrojarl Foinaven FPSO unit
•In January and February 2020, took delivery of the two first E-shuttle tanker newbuildings, the Aurora Spirit and Rainbow Spirit
Pembroke, Bermuda, May 6, 2020 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended March 31, 2020.

Consolidated Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. Dollars, except per unit data)	2020	2019 (2)	2019
	(unaudited)	(unaudited)	(unaudited)

GAAP FINANCIAL RESULTS
Revenues	312,401	312,142	336,637
Net loss	(253,816)	(285,549)	(2,598)
Limited partners' interest in net loss per common unit - basic	(0.61)	(0.71)	(0.03)

NON-GAAP FINANCIAL RESULTS:
Adjusted EBITDA (1)	153,795	167,147	188,150
Adjusted net income attributable to the partners and preferred unitholders (1)	9,517	19,796	29,510
Limited partners' interest in adjusted net income per common unit (1)	0.00	0.03	0.05
(1)These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)Please refer to Appendices to the release announcing the fourth quarter and annual results of 2019 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on February 6, 2020 for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Altera Infrastructure L.P. Investor Relations Tel: +1 604 844-6654 www.alterainfra.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda

First Quarter of 2020 Compared to First Quarter of 2019
Revenues were $312 million in the first quarter of 2020, a decrease of $25 million compared to $337 million in the same quarter of the prior year, primarily due to a decrease of $15 million resulting from the amortization of non-cash deferred revenue relating to the Piranema FPSO unit during the first quarter of 2019, an $11 million decrease due to lower utilization in the towage fleet and a $7 million decrease due to the completion of the Ostras FPSO charter contract in March 2019, partially offset by a $13 million increase in revenues in the shuttle tanker fleet due to an increase in contract of affreightment (CoA) days and spot-tanker rates.

Net loss in the first quarter of 2020 was $254 million, compared to a net loss of $3 million in the same quarter of the prior year. In addition to the $25 million decrease in revenues described above, there was a $156 million write-down of vessels recorded during the first quarter of 2020, a $67 million increase in unrealized fair value losses relating to derivative instruments and an $11 million increase in operating and administrative expenses partially offset by an $11 million decrease in depreciation and amortization expense due to write-downs and the sale of certain vessels in previous quarters.

Non-GAAP Adjusted EBITDA was $154 million in the first quarter of 2020, a decrease of $34 million compared to $188 million in the same quarter of the prior year. The decrease is primarily due to lower revenues from the FPSO and towage fleets and the increase in operating and administrative expenses described above.

Non-GAAP Adjusted Net Income was $10 million in the first quarter of 2020, representing a decrease of $20 million compared to $30 million in the same quarter of the prior year. This was mainly due to the $34 million decrease in Non-GAAP Adjusted EBITDA, partially offset by an $11 million decrease in depreciation and amortization expense described above and a $4 million decrease in interest expense.

First Quarter of 2020 Compared to Fourth Quarter of 2019

Revenues of $312 million in the first quarter of 2020 was consistent with the fourth quarter of 2019.

Net loss decreased by $32 million, to $254 million, compared to the prior quarter, mainly due to a decrease in the write-down of vessels of $187 million and a $6 million decrease in depreciation and amortization expense, partially offset by a $128 million increase in unrealized fair value losses relating to derivative instruments, the $13 million maintenance bonus recognized during the fourth quarter of 2019 relating to the Pioneiro de Libra equity-accounted FPSO unit, a $12 million increase in foreign currency exchange losses and an $8 million increase in income tax expense.

Non-GAAP Adjusted EBITDA was $154 million in the first quarter of 2020, representing a decrease of $13 million compared to the prior quarter, mainly due to the $13 million maintenance bonus in the fourth quarter of 2019 described above and lower earnings in the towage fleet during the first quarter of 2020, partially offset by lower administrative expenses.

Non-GAAP Adjusted Net Income was $10 million in the first quarter of 2020, a decrease of $10 million compared to the prior quarter mainly due to the decrease in Non-GAAP Adjusted EBITDA described above and a $2 million increase in current income tax expense, partially offset by a $6 million decrease in depreciation and amortization expense mainly due to the write-down of certain vessels in the prior quarter.

Please refer to “Operating Results” for additional information on variances by segment and Appendices A and B for reconciliations between GAAP net loss and Non-GAAP Adjusted EBITDA and Adjusted Net Income, respectively.

Summary of Recent Events

Contracts

Petrojarl Knarr contract extension

In March 2020, the Partnership entered into a contract amendment with AS Norske Shell, as operator for and on behalf of the Knarr field license partners (the “Operator”), that extends the contract for the lease and operation of the Petrojarl Knarr FPSO unit until at least March 2022.

The amendment reduces the day rate from March 2021 to March 2022 and eliminated the fee payable by the Operator if the contract was not extended, in return for the inclusion of an additional production volume and oil price related tariff. The amendment also terminated the Operator’s purchase option for the FPSO unit and provides for a mutual right to terminate the contract on six months’ notice without payment of a penalty, with such termination not to be effective before March 2022.

Petrojarl Foinaven operations contract

In March 2020, the Partnership entered into a seven-year agreement with Britoil Ltd., a subsidiary of BP p.l.c., to directly provide the operations for the Petrojarl Foinaven FPSO unit, that Britoil Ltd. has leased on a long term bareboat contract from Teekay Corporation, to whom the Partnership previously provided similar services. As part of the arrangement with Britoil Ltd, the Partnership also entered into two shuttle tanker contracts of affreightment replacing two existing shuttle tanker time-charter contracts.

Navion Stavanger contract extension

In April 2020, the Partnership entered into an amendment with Petróleo Brasileiro S.A. to extend the bareboat charter contract for the shuttle tanker Navion Stavanger by 18 months, until late-2021.

Navion Anglia contract

In April 2020, the Partnership entered into a new four-month time-charter contract with Suncor Energy Inc. for the Navion Anglia shuttle tanker, which charter is expected to commence in early-May 2020. The vessel is currently operating under a time-charter contract off the East Coast of Canada.

Voyageur Spirit contract

The Voyageur Spirit FPSO contract with Premier Oil on the Huntington field in the UK expired in April 2020. The unit is currently being decommissioned and is expected to be redelivered to the Partnership in June 2020.

Delivery of Shuttle Tanker Newbuildings

In January and February 2020, the Partnership took delivery of its first two LNG-fueled Aframax shuttle tanker newbuildings, the Aurora Spirit and the Rainbow Spirit. The vessels were constructed based on the Partnership's E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, using LNG fuel and recovered volatile organic compounds (VOCs) as a secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The Aurora Spirit commenced operations under an existing master agreement with Equinor ASA (or Equinor) in the North Sea during April 2020. The Rainbow Spirit is expected to commence operations under the same master agreement in May 2020.

Rebranding Initiative

Effective March 24, 2020, Teekay Offshore Partners L.P. changed its name to Altera Infrastructure L.P. and the group of entities comprising the Partnership’s affiliates and subsidiaries was rebranded as Altera Infrastructure. The Partnership’s preferred equity units, which previously traded on the New York Stock Exchange (“NYSE”) under the ticker symbols “TOO PR A”, “TOO PR B” and “TOO PR E”, now trade on the NYSE under the new ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E” respectively.

Completion of Brookfield Acquisition by Merger

On January 22, 2020, Brookfield Business Partners L.P., together with certain of its affiliates and institutional partners (collectively, Brookfield), completed its acquisition by merger of all of the outstanding publicly held and listed common units representing limited partner interests of the Partnership (common units) held by parties other than Brookfield pursuant to the agreement and plan of merger among the Partnership, Altera GP and certain members of Brookfield.

Changes to Board of Directors and Committees

During the first quarter of 2020, the Partnership announced the following changes to the Altera GP's Board of Directors and Committees:

•David L. Lemmon, Director and member of the Audit, Compensation and Conflicts Committees, retired from his positions effective January 23, 2020. Mr. Lemmon was replaced on the Audit Committee by Bill Utt;
•Kenneth Hvid, Director and CEO of Teekay Corporation, will retire from his position as Director, effective June 17, 2020;
•Nelson Silva joined the Altera GP Board in March 2020 and was appointed as a member of its Audit and Conflicts Committees;
•Existing directors Jim Reid and Gregory Morrison were appointed as members of the Altera GP Board’s Corporate Governance Committee; and
•The Altera GP Board eliminated its Compensation Committee

COVID-19

In the first quarter of 2020 the Partnership did not experience any material business interruptions or financial impact as a result of the COVID-19 pandemic. The Partnership continues to focus on the safety of its operations and has introduced a number of proactive measures to protect the health and safety of its crews on its vessels as well as at onshore locations. A majority of the Partnership’s revenues are secured under medium term contracts that should not be materially affected by the short-term volatility in oil prices. The Partnership is continuing to closely monitor counterparty risk associated with its vessels under contract and will work to mitigate any potential impact on the business.

Strategic Initiatives

The Partnership is progressing strategic plans to enhance the overall liquidity of the business. The Partnership is focused on managing discretionary spending as well as limit planned capital expenditures to the committed shuttle tanker newbuilding program and mandatory vessel dry-dockings. The Partnership is also reviewing and adjusting its offshore and onshore workforce in order to optimize the cost structure.

Økokrim Investigation

In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided Teekay Shipping Norway AS' premises, based on a search warrant related to suspected violations of pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018 and the sale of the vessel for recycling in Alang, India in June 2018. The Partnership has not identified such violations but continues to evaluate any potential liabilities together with advisors.

Liquidity Update

As of March 31, 2020, the Partnership had total liquidity of $279 million, including $75 million undrawn on a revolving credit facility, a decrease of $25 million compared to December 31, 2019. The decrease in total liquidity was primarily due to payments made relating to the Partnership's delivery of its two newbuilding shuttle tankers during the first quarter of 2020. In addition to the cost reduction initiatives outlined above, the Partnership is actively taking steps to further preserve cash and its financial flexibility. This includes focus on completion of refinancing initiatives in progress and capturing opportunities from a strong oil tanker and oil storage market.

Operating Results
The commentary below compares certain results of the Partnership's operating segments (including the non-GAAP measure of Adjusted EBITDA) for the three months ended March 31, 2020 to the same period of the prior year, unless otherwise noted.

FPSO Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	116,204	115,258	136,560
Adjusted EBITDA	75,643	81,739	94,420

Adjusted EBITDA (including Adjusted EBITDA from equity-accounted vessels) decreased by $19 million primarily due to the $15 million amortization of non-cash deferred revenue relating to the Piranema Spirit FPSO unit during the first quarter of 2019 and a decrease of $7 million due to the completion of the charter contract of the Rio das Ostras FPSO unit in March 2019.

Adjusted EBITDA decreased by $6 million, compared to the fourth quarter of 2019, mainly due to the maintenance bonus recognized during the fourth quarter of 2019 relating to the Libra FPSO unit in an equity-accounted joint venture.

Shuttle Tanker Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	150,003	141,541	137,337
Adjusted EBITDA	62,174	65,339	67,337

Adjusted EBITDA decreased by $5 million, compared to the first quarter of 2019, and $3 million, compared to the fourth quarter of 2019, mainly due to delivery costs associated with the mobilization of the Rainbow Spirit and Aurora Spirit shuttle tanker newbuildings during the first quarter of 2020.

FSO Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	34,897	35,690	34,654
Adjusted EBITDA	23,891	22,415	23,335

Adjusted EBITDA was generally in line with that for the first quarter of 2019.

Adjusted EBITDA increased by $1 million, compared to the fourth quarter of 2019, mainly due to lower repairs and maintenance expenditures.

UMS Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	447	446	1,622
Adjusted EBITDA	(2,607)	(2,310)	1,316

Adjusted EBITDA decreased by $4 million mainly due to an insurance settlement received in the first quarter of 2019.

Adjusted EBITDA was generally in line with that for the fourth quarter of 2019.

Towage Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	10,850	19,207	21,986
Adjusted EBITDA	(4,003)	1,467	4,120

Adjusted EBITDA decreased by $8 million, compared to the first quarter of 2019, and $5 million, compared the fourth quarter of 2019, mainly due to lower utilization as a result of lower market activity due to the COVID-19 pandemic.

Conventional Tanker Segment

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	—	—	4,478
Adjusted EBITDA	—	—	(1,203)

The Partnership redelivered the two in-chartered vessels to their owners in March and April 2019, respectively, and no longer has activity in the conventional tanker segment.

Altera Infrastructure’s Fleet

The following table summarizes Altera’s fleet as of May 6, 2020. In comparison to the previously-reported fleet table in the release for the fourth quarter of 2019, Altera's total fleet decreased by one vessel due to the sale of the Petrojarl Cidade de Rio das Ostras FPSO unit in March 2020.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	25	(ii)	2	5	(iii)	32
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	48		2	5		55
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Altera’s ownership interest is 50 percent.
(ii)Includes four shuttle tankers in which Altera’s ownership interest is 50 percent and one HiLoad DP unit.
(iii)Includes five DP2 shuttle tanker newbuildings scheduled for delivery through early-2022, four of which will join Altera's contract of affreightment portfolio in the North Sea and one which will operate under Altera's existing contract off the East Coast of Canada.

Conference Call
The Partnership plans to host a conference call on Wednesday, May 6, 2020 at 09:00 a.m. (ET) to discuss the results for the first quarter of 2020. All interested parties are invited to listen to the live conference call by choosing from the following options:

•By dialing (conference ID code 1110126)
◦Norway 800 51084
◦United Kingdom +44 800 358 6377
◦United States +1 323 994 2132
◦Canada +1 800 347 6311

•By accessing the webcast, which will be available on Altera's website at www.alterainfra.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2020 Earnings Presentation will also be available at www.alterainfra.com in advance of the conference call start time.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others, the timing of the commencement of charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: delays in the commencement of charter contracts; unanticipated market volatility (such as volatility resulting from the recent COVID-19 outbreak); and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.8 billion, comprised of 55 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including five newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P.
Summary Consolidated Statements of Loss

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. Dollars, except per unit data)	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)

Revenues	312,401	312,142	336,637
Voyage expenses	(38,770)	(32,314)	(34,066)
Vessel operating expenses	(105,332)	(107,614)	(101,219)
Time-charter hire expenses	(12,475)	(10,236)	(12,453)
Depreciation and amortization	(78,501)	(84,911)	(89,466)
General and administrative	(19,798)	(25,094)	(16,992)
Write-down and loss on sale of vessels	(156,292)	(342,383)	—
Goodwill Impairment	(2,032)	—	—
Restructuring charge	(900)	—	—
Operating (loss) income	(101,699)	(290,410)	82,441

Interest expense	(48,469)	(48,085)	(52,414)
Interest income	667	1,012	1,070
Realized and unrealized (loss) gain
on derivative instruments	(90,923)	14,634	(31,390)
Equity (loss) income	(5,144)	26,135	886
Foreign currency exchange (loss) gain	(3,555)	6,359	(568)
Other (expense) income - net	(328)	870	(354)
Loss before income tax expense	(249,451)	(289,485)	(329)
Income tax (expense) recovery	(4,365)	3,936	(2,269)
Net loss	(253,816)	(285,549)	(2,598)

Non-controlling interests in net loss	(11,025)	147	285
Preferred unitholders' interest in net loss	8,038	8,038	8,038
General partner’s interest in net loss	(1,903)	(2,223)	(83)
Limited partners’ interest in net loss	(248,926)	(291,511)	(10,838)
Limited partner's interest in net loss per
common unit
- basic	(0.61)	(0.71)	(0.03)
- diluted	(0.61)	(0.71)	(0.03)
Weighted-average number of common units:
- basic	411,148,991	411,158,400	410,342,692
- diluted	411,148,991	411,158,400	410,342,692
Total number of common units outstanding
at end of period	411,148,991	411,148,991	410,400,988

Altera Infrastructure L.P.
Consolidated Balance Sheets

	As at	As at
	March 31,	December 31,
	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)

ASSETS
Current
Cash and cash equivalents	203,725	199,388
Restricted cash	23,053	17,798
Accounts receivable	214,169	204,020
Vessels held for sale	5,100	15,374
Prepaid expenses	31,455	29,887
Other current assets	11,897	7,467
Total current assets	489,399	473,934

Restricted cash - long-term	—	89,070
Vessels and equipment
At cost, less accumulated depreciation	3,526,920	3,511,758
Advances on newbuilding contracts	170,419	257,017
Investment in equity-accounted joint ventures	214,198	234,627
Deferred tax asset	4,230	7,000
Other assets	237,408	220,716
Goodwill	127,113	129,145
Total assets	4,769,687	4,923,267

LIABILITIES AND EQUITY
Current
Accounts payable	71,894	56,699
Accrued liabilities	134,418	140,976
Deferred revenues	70,709	53,728
Due to related parties	50,000	20,000
Current portion of derivative instruments	206,232	18,956
Current portion of long-term debt	384,220	353,238
Other current liabilities	13,082	14,793
Total current liabilities	930,555	658,390

Long-term debt	2,796,117	2,825,712
Derivative instruments	38,805	143,222
Other long-term liabilities	199,620	223,877
Total liabilities	3,965,097	3,851,201

Equity
Limited partners - common units	—	505,394
Limited partners - Class A common units	4,914	—
Limited partners - Class B common units	382,367	—
Limited partners - preferred units	384,274	384,274
General Partner	11,264	12,164
Warrants	—	132,225
Accumulated other comprehensive income	3,947	4,410
Non-controlling interests	17,824	33,599
Total equity	804,590	1,072,066
Total liabilities and total equity	4,769,687	4,923,267

Altera Infrastructure L.P.
Consolidated Statements of Cash Flows

	Three Months Ended
	March 31, 2020	March 31, 2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(253,816)	(2,598)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss on derivative instruments	83,849	27,243
Equity loss (income), net of dividends received of $15,495 (2019 - nil)	20,639	(886)
Depreciation and amortization	78,501	89,466
Goodwill impairment	2,032	—
Write-down and loss on sale of vessels	156,292	—
Deferred income tax expense	2,229	570
Amortization of in-process revenue contract	—	(15,062)
Expenditures for dry docking	(2,773)	(3,184)
Other	1,644	(3,369)
Change in non-cash working capital items related to operating activities	(18,740)	6,382
Net operating cash flow	69,857	98,562
FINANCING ACTIVITIES
Proceeds from long-term debt	72,015	40,356
Scheduled repayments of long-term debt and settlement of related swaps	(74,217)	(104,441)
Financing issuance costs	(512)	—
Proceeds from financing related to sales and leaseback of vessels	11,900	—
Proceeds from credit facility due to related parties	30,000	—
Cash distributions paid by the Partnership	(8,038)	(8,038)
Cash distributions paid by subsidiaries to non-controlling interests	(4,750)	(2,251)
Other	—	(614)
Net financing cash flow	26,398	(74,988)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts	(196,758)	(68,014)
Proceeds from sale of vessels and equipment	15,060	—
Investment in equity-accounted joint ventures	(465)	—
Acquisition of company (net of cash acquired of $6.4 million)	6,430	—
Net investing cash flow	(175,733)	(68,014)
Decrease in cash, cash equivalents and restricted cash	(79,478)	(44,440)
Cash, cash equivalents and restricted cash, beginning of the period	306,256	233,580
Cash, cash equivalents and restricted cash, end of the period	226,778	189,140

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, including Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered substitutes for net loss or other measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by the Partnership's management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures
Consolidated Adjusted EBITDA represents net loss before interest expense (net), income tax expense and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income, as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and C of this release for reconciliations of Adjusted EBITDA to net loss and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income represents net loss adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, consistent with the calculation of Adjusted EBITDA. Adjusted Net Income includes realized gains or losses on interest rate swaps as an element of interest expense and excludes income tax expenses or recoveries from changes in the valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Altera Infrastructure L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended
	March 31,
	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)

Net loss	(253,816)	(2,598)
Depreciation and amortization	78,501	89,466
Interest expense, net of interest income	47,802	51,344
Income tax expense	4,365	2,269
EBITDA	(123,148)	140,481
Add (subtract) specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	156,292	—
Goodwill impairment	2,032	—
Realized and unrealized loss on derivative instruments	90,923	31,390
Equity loss (income)	5,144	(886)
Foreign currency exchange loss	3,555	568
Other expense - net	328	354
Realized loss on foreign currency forward contracts	(1,303)	(1,175)
Total adjustments	256,971	30,251
Consolidated Adjusted EBITDA	133,823	170,732
Add: Adjusted EBITDA from equity-accounted vessels (See Appendix C)	23,764	20,796
Less: Adjusted EBITDA attributable to non-controlling interests (1)	(3,792)	(3,378)
Adjusted EBITDA	153,795	188,150
(1)Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended
	March 31,
	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Net loss attributable to non-controlling interests	(11,025)	285
Depreciation and amortization	2,007	2,684
Interest expense, net of interest income	283	412
EBITDA attributable to non-controlling interests	(8,735)	3,381
Add (subtract) specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	12,392	—
Foreign currency exchange loss (gain)	135	(3)
Total adjustments	12,527	(3)
Adjusted EBITDA attributable to non-controlling interests	3,792	3,378

Altera Infrastructure L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income

	Three Months Ended
	March 31,
	2020	2019
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)
Net loss	(253,816)	(2,598)
Adjustments:
Net loss attributable to non-controlling interests	(11,025)	285
Net loss attributable to the partners and preferred unitholders	(242,791)	(2,883)
Add (subtract) specific items affecting net loss:
Write-down and loss on sale of vessels	156,292	—
Unrealized loss on derivative instruments	83,849	27,243
Goodwill impairment	2,032	—
Foreign currency exchange loss (1)	3,555	132
Other expense - net	328	354
Deferred income tax expense relating to Norwegian tax structure	2,229	434
Adjustments related to equity-accounted vessels (2)	16,550	4,233
Adjustments related to non-controlling interests (3)	(12,527)	(3)
Total adjustments	252,308	32,393
Adjusted net income attributable to the partners and preferred unitholders	9,517	29,510
Preferred unitholders' interest in adjusted net income	8,038	8,038
General Partner's interest in adjusted net income	11	163
Limited partners' interest in adjusted net income	1,468	21,309
Limited partners' interest in adjusted net income per common unit, basic	0.00	0.05
Weighted-average number of common units outstanding, basic	411,148,991	410,342,692
(1)Foreign currency exchange loss primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's Norwegian Krone (NOK) bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.
(2)Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Pioneiro de Libra FPSO unit equity-accounted joint ventures, including the unrealized gain or loss on derivative instruments and the foreign exchange gain or loss.
(3)Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to the gain or loss on sale or write-down of vessels and foreign currency exchange gain or loss within the Partnership's consolidated non-wholly-owned subsidiaries.

Altera Infrastructure L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	March 31, 2020		March 31, 2019
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	61,396	30,698	59,725	29,863
Vessel and other operating expenses	(13,868)	(6,934)	(18,133)	(9,067)
Depreciation and amortization	(15,675)	(7,838)	(17,170)	(8,584)
Operating income of equity-accounted vessels	31,853	15,926	24,422	12,212
Net interest expense	(7,668)	(3,834)	(12,080)	(6,040)
Realized and unrealized loss on derivative instruments(1)	(30,155)	(15,078)	(10,265)	(5,133)
Foreign currency exchange loss	(4,052)	(2,026)	(2)	(1)
Total other items	(41,875)	(20,938)	(22,347)	(11,174)
Net (loss) income / equity (loss) income of equity-accounted	(10,022)	(5,012)	2,075	1,038
vessels before income tax expense
Income tax expense	(264)	(132)	(304)	(152)
Net (loss) income / equity (loss) income
of equity-accounted vessels	(10,286)	(5,144)	1,771	886
Depreciation and amortization	15,675	7,838	17,170	8,584
Net interest expense	7,668	3,834	12,080	6,040
Income tax expense	264	132	304	152
EBITDA	13,321	6,660	31,325	15,662
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss on derivative instruments(1)	30,155	15,078	10,265	5,133
Foreign currency exchange loss	4,052	2,026	2	1
Adjusted EBITDA from equity-accounted vessels	47,528	23,764	41,592	20,796
(1)Realized and unrealized loss on derivative instruments includes an unrealized loss of $29,0 million ($14,5 million at the Partnership’s 50% share) for the three months ended March 31, 2020 and an unrealized loss of $8.5 million ($4.2 million at the Partnership’s 50% share) for the three months ended March 31, 2019, related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units.